Exhibit 99.1

Lichen China Limited Announces Receipt of Nasdaq Delisting Notice Subject to Hearing Request

XIAMEN, China,February 18, 2025 /PRNewswire/ -- Lichen China Limited (Nasdaq: LICN) ("Lichen China" or the "Company"), a dedicated financial and taxation service provider in China today announced that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s securities had a closing bid price of $0.10 or less for eleven consecutive trading days from January 28, 2025 through February 11, 2025. The letter indicated that, as a result, the Nasdaq staff has determined to delist the Company’s ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”).

As previously reported, on January 23, 2025, Nasdaq notified the Company that the bid price of its listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until July 22, 2025, to regain compliance with this rule. The Delisting Determination ended the aforementioned compliance period before its expiration because the Company’s stock prices have triggered the Low Priced Stocks Rule. The Company was provided until February 19, 2025 to request an appeal of the Delisting Determination to the hearing panel.

The Company intends to request such hearing to appeal the Delisting Determination before that date, which will stay the suspension of its securities from the date of the request, during which time such securities will continue to be listed on The Nasdaq Capital Market.

If the Company fails to request an appeal of the Delisting Determination by February 19, 2025, trading of the Company’s ordinary shares will be suspended at the opening of business on February 21, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules, including seeking shareholders’ approval for a reverse stock split.

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its "Lichen" brand. In recognition of the Company's expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company's website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tian Sun
Phone: +86-0592-5586999
Email: ir@lichenzx.com